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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-190108; 333-173733

Associated Materials, LLC
(Exact name of registrant as specified in its charter)
3773 State Road, Cuyahoga Falls, Ohio 44223 (330) 929-1811
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
9.125% Senior Secured Notes due 2017
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	____
Rule 12g-4(a)(2)	____
Rule 12h-3b(1)(i)	____
Rule 12h-3b(1)(ii)	____
Rule 15d-6	____
Rule 15d-22(b)	____
* Note: In 2011 and subsequently in 2013, Associated Materials, LLC (the “Company”) registered the 9.125% Senior Secured Notes due 2017 and the related guarantees (the “Securities”) under the Securities Act of 1933, as amended, pursuant to a Form S-4 declared effective by the Securities Exchange Commission (the “Commission”). The Indenture pursuant to which the outstanding Securities were issued was satisfied and discharged on November 22, 2016, and as a result, the Company no longer has a contractual obligation to file Exchange Act reports. All of the outstanding Securities were redeemed on December 22, 2016, and as a result, there will be no outstanding Securities. Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the Company to file reports under Section 15 of the Exchange Act as a result of the registration of the Securities pursuant to Form S-4 in 2013 was suspended commencing with the fiscal year beginning December 29, 2013, because the Securities were held of record by less than 300 persons as of that date. The Company has nevertheless continued to file Exchange Act reports with the Commission on a voluntary basis. The Company is filing this Form 15 to provide notice of its intention to cease voluntarily filing reports with the Commission under Section 15 of the Exchange Act. (As confirmed by guidance published by the Commission staff, the automatic suspension is granted by statute and is not contingent upon the filing of this Form 15, whether within 30 days after the beginning of the fiscal year as set forth in Rule 15d-6 or otherwise.)

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 Associated Materials, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 23, 2016	By:	/s/Scott F. Stephens
Scott F. Stephens
Executive Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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